Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2015

(Unaudited)

Condensed Consolidated Balance Sheets

(Unaudited)
	March 31,	December 31,
(millions of US$)	2015	2014

Assets
Current
Cash and cash equivalents (note 22)	182	262
Accounts receivable	859	893
Risk management (note 16)	779	850
Income and other taxes receivable	82	80
Restricted cash (note 8)	111	149
Inventories	145	133
Prepaid expenses	28	34
	2,186	2,401
Other assets (note 7)	183	180
Investments (note 5)	603	604
Risk management (note 16)	177	421
Goodwill (note 6)	279	279
Property, plant and equipment (note 9)	8,825	9,064
Exploration and evaluation assets (note 9)	2,553	2,544
Deferred tax assets	1,818	1,837
	14,438	14,929
Total assets	16,624	17,330

Liabilities
Current
Bank indebtedness	-	9
Accounts payable and accrued liabilities	1,344	1,577
Current portion of Yme removal obligation (note 8)	148	186
Obligation to fund equity investee (note 5)	229	186
Risk management (note 16)	-	2
Income and other taxes payable	96	93
Loans from joint ventures (note 5)	34	15
Current portion of long-term debt (note 13)	1,362	1,109
	3,213	3,177
Decommissioning liabilities (note 11)	1,830	1,885
Other long-term obligations (note 14)	269	273
Long-term debt (note 13)	3,787	3,955
Deferred tax liabilities	584	635
	6,470	6,748

Contingencies and commitments (note 17)

Shareholders' equity
Common shares (note 15)	1,794	1,738
Preferred shares (note 15)	191	191
Contributed surplus	95	176
Retained earnings	4,050	4,489
Accumulated other comprehensive income	811	811
	6,941	7,405
Total liabilities and shareholders' equity	16,624	17,330

See accompanying notes.

Condensed Consolidated Statements of Income (Loss)

(Unaudited)
	Three months ended March 31,
(millions of US$)	2015	2014

Revenue
Sales	665	1,287
Other income (note 18)	40	48
Income (loss) from joint ventures, after tax (note 5)	(207)	6
Total revenue and other income	498	1,341

Expenses
Operating	297	361
Transportation	54	49
General and administrative	86	105
Depreciation, depletion and amortization	454	469
Impairment (note 10)	53	130
Dry hole	13	16
Exploration	26	52
Finance costs (note 12)	91	91
Share-based payments recovery (note 15)	(3)	(32)
(Gain) Loss on held-for-trading financial instruments (note 16)	(193)	60
(Gain) Loss on disposals (note 4)	5	(559)
Other, net (note 19)	17	8
Total expenses	900	750
Income (loss) before taxes	(402)	591
Income taxes (note 20)
Current income tax	69	131
Deferred income tax recovery	(32)	(31)
	37	100
Net income (loss)	(439)	491

Per common share (US$):
Net income (loss)	(0.43)	0.47
Diluted net income (loss)	(0.43)	0.43
Weighted average number of common shares outstanding (millions)
Basic	1,033	1,032
Diluted	1,033	1,039

See accompanying notes.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)
	Three months ended March 31,
(millions of US$)	2015	2014

Net income (loss)	(439)	491

Remeasurements relating to pension and other post-employment benefit plans1	2	-
Other comprehensive income not being reclassified to net income or loss in subsequent periods	2	-
Comprehensive income (loss)	(437)	491
1. Net of tax of $nil (2014 - $nil)

See accompanying notes.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
	Three months ended March 31,
(millions of US$)	2015	2014

Common shares (note 15)
Balance at beginning of period	1,738	1,723
Issued on exercise of stock options	-	5
Shares purchased and held in trust for long-term PSU plan	(30)	-
Shares released from trust for long-term PSU plan	86	31
Balance at end of period	1,794	1,759

Preferred shares (note 15)
Balance at beginning of period	191	191
Issued	-	-
Balance at end of period	191	191

Contributed surplus
Balance at beginning of period	176	135
Settlement of long-term PSU plan grant	(86)	(31)
Share-based payments	5	10
Balance at end of period	95	114

Retained earnings
Balance at beginning of period	4,489	5,695
Net income (loss)	(439)	491
Remeasurements of employee benefit plans transferred to retained earnings	2	-
Common share dividends (note 15)	-	(70)
Preferred share dividends (note 15)	(2)	(2)
Balance at end of period	4,050	6,114

Accumulated other comprehensive income
Balance at beginning of period	811	811
Other comprehensive income	2	-
Remeasurements of employee benefit plans transferred to retained earnings	(2)	-
Balance at end of period	811	811

See accompanying notes.

Condensed Consolidated Statements of Cash Flows

(Unaudited)
	Three months ended March 31,
(millions of US$)	2015	2014

Operating activities
Net income (loss)	(439)	491
Add: Finance costs (cash and non-cash) (note 12)	91	91
Items not involving cash (note 21)	998	(7)
	650	575
Changes in non-cash working capital	(94)	(104)
Cash provided by operating activities	556	471

Investing activities
Capital expenditures
Exploration, development and other	(295)	(547)
Proceeds of resource property dispositions (note 4)	-	1,340
Yme removal obligation, net of settlement (note 8)	(38)	(16)
Restricted cash, net of settlement (note 8)	38	16
Loan to joint venture, net of repayments (note 5)	-	(172)
Investment in joint venture (note 5)	(163)	-
Changes in non-cash working capital	(193)	50
Cash provided by (used in) investing activities	(651)	671

Financing activities
Long-term debt repaid (note 13)	(349)	(877)
Long-term debt issued (note 13)	452	-
Loans from joint ventures, net of repayments (note 5)	20	18
Common shares issued (note 15)	-	4
Common shares purchased (note 15)	(30)	-
Finance costs (note 12)	(78)	(76)
Common share dividends (note 15)	-	(70)
Preferred share dividends (note 15)	(2)	(2)
Deferred credits and other	(9)	7
Changes in non-cash working capital	21	15
Cash provided by (used in) financing activities	25	(981)
Effect of translation on foreign currency cash and cash equivalents	(1)	3
Net increase (decrease) in cash and cash equivalents	(71)	164
Cash and cash equivalents net of bank indebtedness, beginning of period	253	351
Cash and cash equivalents net of bank indebtedness, end of period	182	515

Cash and cash equivalents	182	532
Bank indebtedness	-	(17)
Cash and cash equivalents net of bank indebtedness, end of period	182	515

See accompanying notes.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(tabular amounts in millions of US dollars, except as noted)

1. CORPORATE INFORMATION

Talisman Energy Inc. (‘Talisman’ or ‘the Company’) is a public company incorporated pursuant to the laws of Canada and domiciled in Alberta, Canada, with common shares listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ‘TLM’. The registered office is located at Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, Canada, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The interim condensed Consolidated Financial Statements as at and for the three month period ended March 31, 2015 were approved by the Audit Committee on May 6, 2015.

Repsol Acquisition of Talisman

On December 15, 2014, Talisman entered into an arrangement agreement (“Arrangement Agreement”) with Repsol S.A. and an indirect wholly-owned subsidiary of Repsol (collectively “Repsol”), providing for the acquisition of Talisman. Under the terms of the Arrangement Agreement, the acquisition is to be accomplished through a plan of arrangement (“Arrangement”) under the Canada Business Corporations Act. If the Arrangement is completed, common shareholders will receive US$8.00 for each common share that they own and preferred shareholders will receive C$25.00 plus accrued and unpaid dividends to the date of completion of the Arrangement for each preferred share that they own. The terms of the Arrangement Agreement contain certain restrictions on the Company’s activities without the approval of Repsol including, but not limited to, acquisitions and disposals of assets, certain actions related to employees, and the Company’s legal and organizational structures. The transaction was approved by the common shareholders on February 18, 2015 and regulatory approvals required under the arrangement agreement with Repsol have been obtained. The transaction is expected to close on May 8, 2015. Completion of the transaction remains subject to the satisfaction of customary closing deliverables.

Subsequent to March 31, 2015, Talisman and Repsol entered into a purchase and sale agreement whereby Repsol will acquire substantially all of the assets and liabilities of Talisman’s Norwegian operations. The transaction is subject to a number of conditions precedent, including the closing of Repsol’s acquisition of Talisman, a final determination of certain values in the purchase and sale agreement, and certain government approvals.

2. BASIS OF PREPARATION

These interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). Certain information and disclosures required to be included in notes to annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as issued by the IASB, have been condensed or omitted.

The interim condensed Consolidated Financial Statements should be read in conjunction with the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2014 and the notes thereto.

These interim condensed Consolidated Financial Statements were prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities measured at fair value through the condensed Consolidated Statement of Income (Loss).

3. SIGNIFICANT ACCOUNTING POLICIES

a) Accounting Policies Used

The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2014, except for adoption of the following new standards and interpretations effective as of January 1, 2015:

Employee Benefits
•
IAS 19 Employee Benefits - Amendments to IAS 19. The amended standard clarified the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions can be, but are not required to be recognized as a reduction in the service cost in the period in which the related service is rendered. The amendment is effective for annual periods beginning on or after July 1, 2014. Application of the amended standard does not have an impact on the Company’s financial statements as it reflects current accounting policy of the Company.

Operating Segments
•
IFRS 8 Operating Segments - Amendments to IFRS 8. The amended standard requires (i) disclosure of judgments made by management in aggregating segments, and (ii) a reconciliation of segmented assets to the Company’s assets when segment assets are reported. The amendment is effective for annual periods beginning on or after July 1, 2014. The amendment does not have an impact on the Company’s financial position or performance.

Share-based Payments
•
IFRS 2 Share-Based Payments - Amendments to IFRS 2. The standard amends the definitions of “vesting condition” and “market condition” and adds definitions for “performance condition” and “service condition”. The amendment is effective for annual periods beginning on or after July 1, 2014. The amendment does not have an impact on the Company as it reflects current accounting policy of the Company.

Fair Value Measurement
•
IFRS 13 Fair Value Measurement - Amendments to IFRS 13. The amended standard clarifies that short-term receivables and payables with no stated interest rates can be measured at invoice amounts if the effect of discounting is immaterial. It also clarifies that the portfolio exception can be applied not only to financial assets and liabilities, but also to other contracts within scope of IAS 39 and IFRS 9. The amendment is effective for annual periods beginning on or after July 1, 2014. The application does not have a significant impact on the Company’s financial statements.

Related Parties
•
IAS 24 Related Parties - Amendments to IAS 24. The amended standard (i) revises the definition of related party to include an entity that provides key management personnel services to the reporting entity or its parent, and (ii) clarifies related disclosure requirements. The amendment does not have an impact on the Company’s financial statements, as there is no entity performing key management services for the Company.

b) Accounting Pronouncements Not Yet Adopted

The Company continues to assess the impact of adopting the pronouncements from the IASB as described below:

Financial Instruments
•
IFRS 9 Financial Instruments. IFRS 9 (July 2014) replaces earlier versions of IFRS 9 that had not yet been adopted by the Company and supersedes IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new models for classification and measurement of financial instruments, hedge accounting and impairment of financial assets and is mandatorily effective for periods beginning on or after January 1, 2018. The Company continues to review the standard as it is updated and monitor its impact on the Company’s financial statements.

Revenue from Contracts with Customers
•
IFRS 15 Revenue from Contracts with Customers. IFRS 15 specifies that revenue should be recognized when an entity transfers control of goods or services at the amount the entity expects to be entitled to as well as requiring entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017. Application of the standard is mandatory and early adoption is permitted. The Company has not yet determined the impact of the standard on the Company’s financial statements.

4. DISPOSALS

North America Disposition

In March 2014, Talisman completed the sale of its Montney acreage in northeast British Columbia for proceeds of $1.3 billion, resulting in a pre-tax gain of $564 million ($493 million after tax).

 5. INVESTMENTS

	March 31, 2015	December 31, 2014
Investments in Joint Ventures
Equity investment in Equion	522	523
	522	523
Available-for-sale investments
Transasia Pipeline Company Pvt. Ltd.	34	34
Other	47	47
	81	81
Total	603	604

	March 31, 2015	December 31, 2014
Obligation to Fund Equity Investee
Equity investment in TSEUK	(743)	(700)
Loan to TSEUK	514	514
	(229)	(186)

Investments in Joint Ventures

Movement in the investment in TSEUK joint venture during the period is as follows:

	Three months ended March 31, 2015	Year ended December 31, 2014
Balance, beginning of period	(186)	206
Investment in TSEUK	163	961
Loan to TSEUK, net of repayments and settlements1	-	(298)
Share of net loss and comprehensive loss	(206)	(1,055)
Balance, end of period	(229)	(186)
1.	Amount shown net of subscription of common shares which settled shareholder loan in June 2014.

Talisman has a 51% interest in the ownership and voting rights of TSEUK whose principal place of operations is the United Kingdom (UK) and is incorporated in England and Wales. Talisman is one of two shareholders in this corporate joint venture engaging in the exploration for, and development and production of crude oil and natural gas. The corporate joint venture is governed by a shareholders’ agreement, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

Movement in the investment in Equion joint venture during the period is as follows:

	Three months ended March 31, 2015	Year ended December 31, 2014
Balance, beginning of period	523	920
Share of net income (loss) and comprehensive income (loss)	(1)	15
Dividend declared by Equion1	-	(279)
Impairment	-	(133)
Balance, end of period	522	523
1. The dividend declared was settled through a reduction in the loan payable to Equion.

Talisman has a 49% interest in the ownership and voting rights of Equion whose principal place of operations is Colombia. Talisman is one of two shareholders in this strategic corporate joint venture engaged in the exploration for, and development and production of crude oil and natural gas. The corporate joint venture is governed by a heads of agreement amongst the shareholders, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

The following tables summarize the financial information of the joint ventures. The tables also reconcile financial information to the carrying amount of the Company's interests in joint ventures, which are accounted for using the equity method.

Summarized Balance Sheets	March 31, 2015			December 31, 2014
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Cash and cash equivalents	37	211	248	37	141	178
Current assets	422	187	609	517	314	831
Loans receivable from shareholders	-	70	70	-	29	29
Non-current assets	4,792	1,189	5,981	4,812	1,246	6,058
Total assets	5,251	1,657	6,908	5,366	1,730	7,096
Current liabilities	1,001	337	1,338	1,073	392	1,465
Loans payable to shareholders	1,009	-	1,009	1,009	-	1,009
Non-current liabilities	4,849	314	5,163	4,807	329	5,136
Total liabilities	6,859	651	7,510	6,889	721	7,610
Net assets (liabilities)	(1,608)	1,006	(602)	(1,523)	1,009	(514)

Talisman’s interest	51%	49%		51%	49%
Talisman’s share of net assets (liabilities)	(820)	493	(327)	(777)	494	(283)
Goodwill	77	162	239	77	162	239
	(743)	655	(88)	(700)	656	(44)
Loan to TSEUK	514	-	514	514	-	514
Accumulated impairment on investment	-	(133)	(133)	-	(133)	(133)
Talisman’s investment (obligation to fund)	(229)	522	293	(186)	523	337
1. Balances represent respective entity’s 100% share.

Summarized Statements of Income (Loss)	Three months ended March 31, 2015			Three months ended March 31, 2014
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Revenue	173	101	274	303	163	466

Operating	261	18	279	284	21	305
Transportation	6	7	13	3	10	13
General and administrative	20	-	20	7	-	7
Restructuring costs	5	-	5	-	-	-
Depreciation, depletion and amortization	172	67	239	80	64	144
Exploration expense	1	-	1	3	-	3
Finance costs	39	1	40	32	1	33
Other	59	11	70	12	(11)	1
Income (loss) before tax	(390)	(3)	(393)	(118)	78	(40)
Current income tax expense (recovery)	(30)	(4)	(34)	(27)	38	11
Deferred income tax expense (recovery)	44	3	47	(58)	(7)	(65)
Net income (loss) and comprehensive income (loss)	(404)	(2)	(406)	(33)	47	14

Talisman’s interest	51%	49%		51%	49%
Talisman’s share of income (loss) after tax	(206)	(1)	(207)	(17)	23	6
Cash dividends received by Talisman	-	-	-	-	-	-
1.      Balances represent respective entity’s 100% share.

Summarized Statements of Cash Flows	Three months ended March 31, 2015			Three months ended March 31, 2014
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Operating activities
Net income (loss)	(404)	(2)	(406)	(33)	47	14
Add: Finance costs (cash and non-cash)	39	1	40	32	1	33
Items not involving cash	261	80	341	33	57	90
Changes in non-cash working capital	30	101	131	(148)	(36)	(184)
Cash provided by (used in) operating activities	(74)	180	106	(116)	69	(47)

Investing activities
Capital expenditures	(213)	(21)	(234)	(321)	(14)	(335)
Loans to shareholders	-	(41)	(41)	-	(37)	(37)
Other	(33)	(48)	(81)	90	(3)	87
Cash used in investing activities	(246)	(110)	(356)	(231)	(54)	(285)

Financing activities
Common shares issued	320	-	320	-	-	-
Loans from shareholders, net of repayments	-	-	-	337	-	337
Finance costs (cash)	(9)	-	(9)	(13)	(1)	(14)
Other	9	-	9	(28)	-	(28)
Cash provided by (used in) financing activities	320	-	320	296	(1)	295
1.  Balances represent respective entity’s 100% share.

The summarized financial information presented is the amounts included in the financial statements of the joint venture entities adjusted for fair value adjustments made at the time of acquisition, as appropriate. The fair value adjustments related to the Company's jointly controlled equity interest in Equion principally relate to property, plant and equipment, provisions and the related indemnification asset and goodwill. In addition, the financial statements of TSEUK have been adjusted with respect to asset impairments, deferred tax assets and provisions.

TSEUK Joint Venture

As at March 31, 2015, the investment balance in the TSEUK joint venture was negative $229 million. The obligation to fund TSEUK arises from the Company’s past practice of funding TSEUK’s cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded through 2015. In addition the Company has a guarantee to fund TSEUK’s decommissioning obligation if TSEUK is unable to. As such, the Company has recognized a negative investment value from the application of equity accounting. The Company’s obligation to fund TSEUK will increase to the extent future losses are generated within TSEUK. In addition, future contributions to the TSEUK joint venture could be impaired to the extent recoverability is not probable.

In June 2014, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $1.26 billion, of which Talisman’s share was $643 million, which settled shareholder loans of $1.24 billion and accrued interest of $18 million, of which Talisman’s share was $634 million and $9 million, respectively.

In addition, the shareholders of TSEUK provided an equity funding facility totaling $1.2 billion to TSEUK in June 2014, of which Talisman is committed to $612 million, for the purpose of funding capital, decommissioning and operating expenditures of TSEUK. TSEUK may fund operating expenditures under this facility to a maximum amount of $150 million. In March 2015, the shareholders of TSEUK amended this equity funding facility to increase the maximum available amount by $300 million to $1.5 billion, and the maximum amount allocated to operating expenditures by $150 million to $300 million. This facility expires on June 30, 2015. During the period from July 1, 2014 to December 31, 2014, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $625 million under this facility, of which Talisman’s share was $319 million. During the three month period ended March 31, 2015, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $320 million under this facility, of which Talisman’s share was $163 million. As at March 31, 2015, the remaining facility commitment is $555 million, of which the Company’s share is $283 million.

The shareholders of TSEUK have provided an unsecured loan facility totaling $2.4 billion to TSEUK, of which Talisman is committed to $1.2 billion, for the purpose of funding capital expenditures of TSEUK. In January 2015, an agreement was reached by the shareholders of TSEUK, in which the quarterly principal and interest payments of the facility were deferred until July 31, 2015. As at March 31, 2015, $1.0 billion has been drawn under this facility, of which Talisman’s share is $514 million (December 31, 2014 - $514 million).

Loans under this facility bear interest at the UK interest rate swap rate plus 2.5%, and are repayable quarterly in equal installments based upon a five year repayment period calculated from the date each loan is advanced.  All outstanding loans mature December 31, 2017, although the maturity date may be extended from time to time upon agreement between the shareholders and TSEUK.  Prior to the maturity date, TSEUK may repay, in full or in part, the balance outstanding on any loan under this facility. Remaining borrowing capacity under this facility:

	Three months ended March 31, 2015	Year ended December 31, 2014
Borrowing capacity, beginning of period	742	1,525
Advances	-	(783)
Borrowing capacity, end of period	742	742
Talisman’s share	378	378

TSEUK is required to provide demand letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). Refer to “Liquidity Risk” in note 16.

During the quarter, the UK government announced that effective January 1, 2015 the rate of supplementary charge on ring fence profits decreased from 32% to 20%. Consequently, there is now a combined UK corporation tax and supplementary charge rate of 50% (down from 62%) for oil and gas companies with fields not subject to Petroleum Revenue Tax (PRT). The UK government also announced that the PRT rate will decrease from 50% to 35%, effective for years ending after December 31, 2015. As a result of this legislative change, TSEUK recorded a recovery of deferred PRT of $98 million ($50 million net to Talisman).

The TSEUK deferred tax asset, which is recovered in UK pound sterling, decreased during the quarter by $160 million ($82 million net to Talisman), primarily as a result of the strengthening of the US dollar against the UK pound sterling during the three months ended March 31, 2015.

During the three month period ended March 31, 2015, TSEUK recognized additional provisions for onerous contracts related to drilling and vessel leases of $18 million ($9 million net to Talisman).

Equion Joint Venture

During the year ended December 31, 2014, Equion declared dividends payable to the shareholders in the amount of $570 million, of which Talisman’s share was $279 million. The Company has recorded a reduction in the equity investment in Equion. The dividends were settled through reduction of the loan due to Equion as described below.

The loan due to Equion of $34 million (December 31, 2014 - $15 million) is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

There have been no significant changes in expected future commitments of TSEUK and Equion, and the timing of those payments, since December 31, 2014.

6. GOODWILL

Continuity of goodwill	Three months ended March 31, 2015	Year ended December 31, 2014
Balance, beginning of period	279	575
Disposals	-	(9)
Impairments	-	(287)
Balance, end of period	279	279

Goodwill has no tax basis.

7. OTHER ASSETS

	March 31, 2015	December 31, 2014
Accrued pension asset	5	4
Decommissioning sinking fund	73	71
Transportation rights1	90	92
Other	15	13
Total	183	180
1.	Net of $18 million accumulated depreciation (December 31, 2014 - $16 million).

8. YME REMOVAL OBLIGATION

In March 2013, Talisman, acting on behalf of its partners in the Yme field in Norway, entered into an agreement with the platform contractor. This agreement terminated all existing Yme contracts and outstanding disputes between the Yme partners and the platform contractor, set out the provisions regarding the removal of the existing above-surface Yme structure, the delivery of the existing above-surface Yme structure to the platform contractor (which Talisman, acting on behalf of the Yme partners, will complete as the “Talisman Works”) and provided for a payment of $470 million from the platform contractor to the Yme partners to fund the cost of the Talisman Works.  The Yme partners agreed to deposit $409 million into an escrow account, which can only be withdrawn for purposes of settling costs and liabilities associated with the Talisman Works.

As at March 31, 2015, Talisman’s share of the liability associated with the Talisman Works in the amount of $148 million (December 31, 2014 - $186 million) has been recorded as the Yme removal obligation of which all (December 31, 2014 - $186 million) has been classified as current, as it is expected to be settled within the next twelve months. Talisman’s share of the cash held in the escrow account in the amount of $111 million (December 31, 2014 - $149 million) has been recorded as restricted cash of which all (December 31, 2014 - $149 million) has been classified as current. During the three months ended March 31, 2015, $38 million (2014 - $16 million) in eligible expenditures were incurred on the Talisman Works which reduced the Yme removal obligation and the restricted cash balance by an equal amount.

9. OIL AND GAS ASSETS

The cost and accumulated DD&A of the Company’s PP&E (including corporate assets) and E&E assets are as follows:

	PP&E	E&E assets	Total

Cost
At December 31, 2013	23,039	5,393	28,432

Additions	1,743	409	2,152
Disposals and derecognition	(1,981)	(23)	(2,004)
Transfers from E&E assets to PP&E	285	(285)	-
Change in decommissioning liabilities	130	114	244
Expensed to dry hole	-	(140)	(140)

At December 31, 2014	23,216	5,468	28,684

Additions	243	48	291
Disposals and derecognition	(5)	-	(5)
Transfers from E&E assets to PP&E	17	(17)	-
Change in decommissioning liabilities	-	(2)	(2)
Expensed to dry hole	-	(13)	(13)

At March 31, 2015	23,471	5,484	28,955

Accumulated DD&A
At December 31, 2013	13,287	2,228	15,515

Charge for the period	1,936	10	1,946
Disposals and derecognition	(1,733)	-	(1,733)
Transfers from E&E assets to PP&E	10	(10)	-
Impairment losses, net of reversals	672	676	1,348
Transfers from PP&E to E&E assets	(20)	20	-
		.
At December 31, 2014	14,152	2,924	17,076

Charge for the period	448	3	451
Disposals and derecognition	(3)	-	(3)
Transfers from E&E assets to PP&E	3	(3)	-
Impairment losses (note 10)	46	7	53
		.
At March 31, 2015	14,646	2,931	17,577

Net book value
At March 31, 2015	8,825	2,553	11,378
At December 31, 2014	9,064	2,544	11,608
At December 31, 2013	9,752	3,165	12,917

10. IMPAIRMENT

	Three months ended March 31
	2015	2014
Impairment losses
E&E assets	7	130
PP&E assets	46	-
	53	130

During the three month period ended March 31, 2015, the Company fully impaired a property in Australia for $46 million.

During the three month period ended March 31, 2014, the Company recorded $130 million of impairment expense in Norway as a result of the Company’s decision to withdraw from an exploration license following technical evaluation, representing the full book value of the license.

11. DECOMMISSIONING LIABILITIES

Continuity of decommissioning liabilities	Three months ended March 31, 2015	Year ended December 31, 2014
Balance, beginning of period	1,928	1,769
Liabilities incurred during the period	4	75
Liabilities settled during the period	(10)	(59)
Accretion expense (note 12)	13	51
Revisions in estimated cash flows	(6)	109
Change in discount rate	-	60
Disposals	-	(77)
Balance, end of period	1,929	1,928
Expected to be settled within one year	99	43
Expected to be settled in more than one year	1,830	1,885
	1,929	1,928

The provision has been discounted using a weighted average credit-adjusted risk free rate of 3.5% at March 31, 2015 (December 31, 2014 – 3.5%), which excludes the impact of inflation.

12. FINANCE COSTS

	Three months ended March 31
	2015	2014
Interest on long-term debt	66	68
Miscellaneous interest expense and other fees	12	8
Accretion expense (note 11)	13	15
	91	91

13. LONG-TERM DEBT

	March 31, 2015	December 31, 2014
Bankers’ Acceptances	775	475
Commercial Paper	56	103
Tangguh Project Financing	43	43
Short-term LIBOR Loan	-	150
Debentures and Notes (Unsecured)
US$ denominated	3,905	3,905
UK£ denominated (UK£ million)	370	388
Gross debt	5,149	5,064
Less: current portion	(1,362)	(1,109)
Long-term debt	3,787	3,955

During the three month period ended March 31, 2015, Talisman repaid debt of $349 million, including $150 million of short-term loan and $199 million of commercial paper. The Company also issued debt of $452 million, including $300 million of bankers’ acceptances and $152 million of commercial paper. The current liability of $1,362 million consists of $775 million in bankers’ acceptances, $56 million in commercial paper, $375 million of 5.125% notes, $150 million of 8.50% notes, and $6 million in Tangguh project financing.

Bank Credit Facilities and Commercial Paper

At March 31, 2015, Talisman had unsecured credit facilities totaling $3.2 billion, consisting of facilities of $3 billion (Facility No. 1), maturing March 19, 2019 and $200 million (Facility No. 2), maturing October 21, 2019.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers’ acceptances, US$ base rate loans, LIBOR-based loans and letters of credit.  In addition, drawings to a total of $1.0 billion are available in the form of letters of credit.  Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ bankers’ acceptances, US$ base rate loans, LIBOR-based loans and letters of credit.

At March 31, 2015, borrowings from bank lines totaled $775 million in the form of bankers’ acceptances. There was also $84 million in letters of credit support outstanding at March 31, 2015. In addition, $56 million of commercial paper was outstanding. The authorized amount under the Company’s commercial paper program is $1.0 billion, but the amount available under this program is limited to the availability of backup funds under the Company’s Facility No. 1.

At March 31, 2015, available borrowing capacity under the bank credit facilities was $2.3 billion.

Talisman is in compliance with all of its debt covenants. The Company’s principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter.

14. OTHER LONG-TERM OBLIGATIONS

	March 31, 2015	December 31, 2014
Accrued pension and other post-employment benefits liability	131	135
Deferred credits	35	41
Long-term portion of discounted obligations under finance leases	40	41
Long-term portion of share-based payments liability (note 15)	-	1
Other	63	55
	269	273

The fair value of financial liabilities included above approximates the carrying amount.

15. SHARE CAPITAL AND SHARE-BASED PAYMENTS

Authorized

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Common Shares Issued

Continuity of common shares	Three months ended March 31, 2015		Year ended December 31, 2014
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,031,525,988	1,738	1,031,356,870	1,723
Issued on exercise of stock options	-	-	478,244	5
Shares purchased and held in trust for long-term PSU plan	(3,793,939)	(30)	(2,265,898)	(21)
Shares released from trust for long-term PSU plan	8,110,395	86	1,956,772	31
Balance, end of period	1,035,842,444	1,794	1,031,525,988	1,738

Subsequent to March 31, 2015, no stock options were exercised for shares and the remaining 323,584 common shares previously held in trust for the long-term PSU plan were sold on the open market. There were 1,036,166,028 common shares outstanding at May 4, 2015.

During the three month period ended March 31, 2015, Talisman declared no common share dividends. On April 8, 2015, the Company declared common share dividends of $0.1125 per common share for an aggregate dividend of $117 million.

On February 18, 2015, the Arrangement Agreement was approved by the common and preferred shareholders of the Company as described in note 1. On April 30, 2015 the Company announced that the completion of the acquisition of Talisman by Repsol S.A. is scheduled to occur on May 8, 2015, whereby all outstanding common and preferred shares will be purchased by Repsol.

Preferred Shares Issued

Continuity of preferred shares	Three months ended March 31, 2015		Year ended December 31, 2014
	Shares	Amount	Shares	Amount
Cumulative Redeemable Rate Reset First Preferred Shares, 4.2% Series 1:
Balance, beginning and end of period	8,000,000	191	8,000,000	191

During the three month period ended March 31, 2015, Talisman declared preferred share dividends of C$0.2625 per share for an aggregate dividend of $2 million.

Share-Based Payments1

	Options	Restricted Share Units (RSU)	Deferred Share Units (DSU)	Long-term Performance Share Units (PSU)
Continuity of share-based payment plans	Number of shares underlying options	Number of units	Number of units	Number of units
Outstanding at December 31, 2014	33,600,762	11,028,855	2,997,003	10,680,442
Granted	-	21,569	19,296	-
Exercised for common shares/settled	-	(83,690)	(38,446)	(8,110,395)
Forfeited	(4,284,431)	(192,077)	-	(327,047)
Outstanding at March 31, 2015	29,316,331	10,774,657	2,977,853	2,243,000
Exercisable at March 31, 2015	25,370,427

Weighted average grant price during period	$nil			$nil
1.   Dollar amounts in share-based payments tables are provided in C$.

During the three month period ended March 31, 2015, the Company recorded a share-based payments recovery of $3 million (2014 - $32 million recovery) in respect of the following plans: stock options - $1 million recovery, cash units - $2 million recovery, PSUs - $3 million recovery, RSUs - $2 million expense, and DSUs - $1 million expense. The share-based payments expense includes cash payments of $nil (2014 - $2 million) to employees in settlement of fully accrued share-based payments liabilities for RSUs settled in the period. In general and administrative expense in the condensed Consolidated Statement of Income (Loss), the Company recognized no DSU expense relating to the director and executive deferrals.

For units that can be settled with cash or with cash or shares, which include stock option, cash unit, DSU and RSU plans, of the total combined liability of $119 million (December 31, 2014 – $111 million), the entire amount (December 31, 2014 – $110 million) is included in accounts payable and accrued liabilities on the interim condensed Consolidated Balance Sheets and $nil (December 31, 2014 – $1 million) is included in other long-term obligations.

Subsequent to March 31, 2015, 4,075,446 RSUs were released, 95,975 were granted in lieu of payment of dividends and 18,705 were forfeited, with 6,776,481 outstanding at May 4, 2015.

Upon closing of the transaction scheduled for May 8, 2015, all share-based payment units will be settled for cash. The payments will be paid within 60 days of closing.

16. FINANCIAL INSTRUMENTS

Talisman’s financial assets and liabilities at March 31, 2015 consisted of cash and cash equivalents, accounts receivable, available-for-sale investments, bank indebtedness, accounts payable and accrued liabilities, loans from joint ventures, long-term debt (including the current portion) and risk management assets and liabilities arising from the use of derivative financial instruments.

Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, and loans from joint ventures approximate their carrying values due to the short-term maturity of those instruments.

Borrowings under bank credit facilities are short-term in nature and are market rate-based, thus, carrying value approximates fair value.  The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.  The fair values of private notes are based on estimations provided by third parties.  The fair value of Talisman’s floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate. The fair value of Talisman’s long-term debt (including the current portion) at March 31, 2015 was $5.5 billion (December 31, 2014 - $5.3 billion), while the carrying value was $5.1 billion (December 31, 2014 - $5.1 billion). The Company uses Level 2 inputs as described below to estimate the fair value of the outstanding long-term debt as at March 31, 2015.

The fair values of all other financial assets and liabilities approximate their carrying values.

Risk management assets and liabilities are recorded at their estimated fair values.  To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data.  In addition to market information, the Company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.  The Company’s non-performance risk is determined based on third party quotes for the Company’s debt instruments with maturity dates that are similar, or in close approximation, to the maturity dates of the corresponding financial instrument. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable.

The three levels of the fair value hierarchy are as follows:

•
Level 1 – inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives).  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis;

•
Level 2 – inputs other than quoted prices included within level 1 that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates and volatility factors, which can be observed or corroborated in the marketplace.  The Company obtains information from sources such as the New York Mercantile Exchange (NYMEX) and independent price publications; and

•
Level 3 – inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument’s fair value, such as the Company’s internally developed assumptions about market participant assumptions used in pricing an asset or liability, for example, an estimate of future cash flows used in the Company’s internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes.  If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.  The valuation of over-the-counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that rely primarily on market observable inputs.  Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as Level 2.

Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract. Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability. Fair values for interest rate instruments are based on discounted cash flow analysis using current market rates and prices.

The following table presents the Company’s risk management assets and liabilities measured at fair value for each hierarchy level at March 31, 2015:

	Fair value measurements using
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Assets
Interest rate swaps	-	7	-	7
Commodity contracts	-	949	-	949
Liabilities
Commodity contracts	-	-	-	-

Risk Management Assets, Liabilities, Gains and Losses

Derivative instrument	Balance sheet presentation	March 31, 2015	December 31, 2014
Interest rate swaps	Current assets	7	7
Commodity contracts	Current assets	772	843
Commodity contracts	Non-current assets	177	421
Risk management assets		956	1,271

Commodity contracts	Current liabilities	-	2
Risk management liabilities		-	2

During the three month period ended March 31, 2015, the Company recorded a gain on held-for-trading financial instruments of $193 million (2014 - $60 million loss).

Currency Risk

Talisman operates internationally and is therefore exposed to foreign exchange risk.  Talisman’s primary exposure is from fluctuations in the US$ relative to the C$, UK£, and NOK.

Talisman manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currencies.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

In respect of financial instruments existing at March 31, 2015, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in a decrease of $5 million in net loss and a $5 million impact on other comprehensive loss during the three month period ended March 31, 2015. A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings including loans from joint ventures.  Borrowing at floating rates exposes Talisman to short-term movements in interest rates.  Borrowing at fixed rates exposes Talisman to reset risk (i.e. at debt maturity).  Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt. At March 31, 2015, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. During the three month period ended March 31, 2015, the fair value of the fixed-to-floating interest rate swaps had no change.

In respect of financial instruments existing at March 31, 2015, a 1% increase in interest rates would have resulted in a $6 million increase in net loss and a $6 million impact on other comprehensive loss during the three month period ended March 31, 2015.

Credit Risk

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At March 31, 2015, approximately 90% of the Company's trade accounts receivable was aged less than 90 days and the largest single counterparty exposure, accounting for 3% of the total, was with a highly rated counterparty. Concentration of counterparty credit risk is managed by having a broad domestic and international customer base primarily of highly rated counterparties.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program, subject to restrictions in the Arrangement Agreement the Company entered into with Repsol on December 15, 2014, as described in note 1.

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. The Company has in place facilities totaling $3.2 billion, all of which are committed through 2019. At March 31, 2015, $775 million in the form of bankers’ acceptances were drawn, $56 million of commercial paper was outstanding, and there was also $84 million in letters of credit support outstanding. Available borrowing capacity was $2.3 billion at March 31, 2015.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At March 31, 2015, demand letters of credit guaranteed by the Company totaling $1.3 billion were issued, of which $1.2 billion were issued from uncommitted facilities. Of that total, $0.9 billion is provided as security for the costs of decommissioning obligations in the UK, as described below. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

TSEUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). At the commencement of the joint venture, Addax Petroleum UK Limited (Addax) assumed 49% of the decommissioning obligations of TSEUK. Addax’s parent company, China Petrochemical Corporation (Sinopec), has provided an unconditional and irrevocable guarantee for this 49% of the UK decommissioning obligations.

The UK government passed legislation in 2013 which provides for a contractual instrument, known as a Decommissioning Relief Deed, for the government to guarantee tax relief on decommissioning costs at 50%, allowing security under DSAs to be posted on an after-tax basis and reducing the value of letters of credit required to be posted by 50%. TSEUK has entered into a Decommissioning Relief Deed with the UK Government and continues to negotiate with counterparties to amend all DSAs accordingly. Tax relief guaranteed by the UK government is limited to corporate tax paid since 2002. Under the limitation, TSEUK’s tax relief is capped at $2.2 billion, representing corporate income taxes paid and recoverable since 2002.

At March 31, 2015, TSEUK has $2.4 billion of demand shared facilities in place under which letters of credit of $1.9 billion have been issued. The Company guarantees 51% of all letters of credit issued under these shared facilities.

The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of TSEUK.

At March 31, 2015, Talisman’s share of TSEUK’s total recorded decommissioning liabilities was $2.5 billion. Decommissioning estimates are subject to a significant amount of management judgment given the long dated nature of the assets and the timing of remediation upon cessation of production. The Company reviews its assessment of decommissioning liabilities annually, or where a triggering event causes a review, taking into account new information and industry experience.

Any changes to decommissioning estimates influence the value of letters of credit required to be provided pursuant to DSAs. In addition, the extent to which shared facility capacity is available, and the cost of that capacity, is influenced by the Company’s investment-grade credit rating.

As at March 31, 2015, the investment balance in the TSEUK joint venture was negative $229 million. The obligation to fund TSEUK arises from the Company’s past practice of funding TSEUK’s cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded through 2015. In addition the Company has a guarantee to fund TSEUK’s decommissioning obligation if TSEUK is unable to. As such, the Company has recognized a negative investment value from the application of equity accounting. The Company’s obligation to fund TSEUK will increase to the extent future losses are generated within TSEUK. In addition, future contributions to the TSEUK joint venture could be impaired to the extent recoverability is not probable.

Except for commodity price derivative contracts that mature as noted below, long-term debt that matures as outlined in note 13 and other long-term obligations detailed in note 14, all of the Company’s financial liabilities are due within one year.

Commodity Price Risk

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas and NGLs.  Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors.  The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

The Company had the following commodity price derivative contracts outstanding at March 31, 2015, none of which are designated as hedges:
Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl	Fair value asset
Dated Brent oil index	Apr-Dec 2015	5,000	90.00/100.01	44
NYMEX WTI oil index	Apr-Dec 2015	5,000	80.00/95.02	38
Dated Brent oil index	Apr-Dec 2015	20,000	90.00/106.16	177
Dated Brent oil index	Jan-Dec 2016	1,000	90.00/108.00	10
NYMEX WTI oil index	Jan-Dec 2016	5,000	85.00/95.95	50
				319

Fixed priced swaps (Oil)	Term	bbls/d	$/bbl	Fair value asset
Dated Brent oil index	Apr-Dec 2015	10,000	100.46	117
Dated Brent oil index	Apr-Dec 2015	1,000	104.00	13
Dated Brent oil index	Apr-Dec 2015	9,000	100.59	106
NYMEX WTI oil index	Apr-Dec 2015	5,000	96.36	60
Dated Brent oil index	Jan-Dec 2016	8,000	98.01	100
Dated Brent oil index	Jan-Dec 2016	2,000	100.29	27
Dated Brent oil index	Jan-Dec 2016	2,000	102.98	28
				451

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf	Fair value asset
NYMEX HH LD	May-Dec 20151	47,468	4.23/4.87	15
NYMEX HH LD	May-Dec 20151	94,936	4.21/5.06	28
NYMEX HH LD	Jan-Dec 2016	9,494	4.21/4.75	4
NYMEX HH LD	Jan-Dec 2016	18,987	4.21/4.87	7
				54

Fixed priced swaps (Gas)	Term	mcf/d	$/mcf	Fair value asset
NYMEX HH LD	May-Dec 20151	47,468	4.54	18
NYMEX HH LD	May-Dec 20151	47,468	4.39	17
NYMEX HH LD	May-Dec 20151	47,468	4.39	17
NYMEX HH LD	May-Dec 20151	47,468	4.48	18
NYMEX HH LD	May-Dec 20151	47,468	4.53	18
NYMEX HH LD	May-Dec 20151	47,468	4.55	18
NYMEX HH LD	Jan-Dec 2016	23,734	4.48	10
NYMEX HH LD	Jan-Dec 2016	18,987	4.55	9
				125

Fixed priced swaps (Power)	Term	MWh	$CAD/MWh	Fair value asset
Alberta Power	2015 Apr - Dec	5	73.72	-
Alberta Power	2016 Jan - Dec	2	73.83	-
Alberta Power	2017 Jan - Dec	1	74.75	-
Alberta Power	2018 Jan - Dec	1	74.75	-
				-
1.	The fair value balances as at March 31, 2015 do not include April 2015 commodity derivative contracts that were settled in March.

In March 2015, the Company commenced monetization of its 2016 oil and gas derivative contracts, generating $251 million in proceeds during the quarter. Since the end of the quarter, the Company has monetized the remainder of its outstanding oil and gas derivative contracts for total proceeds of $818 million.

Subsequent to March 31, 2015, the Company has not entered into any new commodity price derivative contracts.

In respect of outstanding financial instruments and assuming forward commodity prices in existence at March 31, 2015, an increase of $1/bbl in the price of oil and an increase of $0.10/mcf in the price of gas would have reduced the net fair value of commodity derivatives, thereby resulting in an increase in net loss of $26 million for the three month period ended March 31, 2015.  A similar decrease in commodity prices would result in a decrease in net loss of approximately $26 million for the three month period ended March 31, 2015.

17. CONTINGENCIES AND COMMITMENTS

Provisions and Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation.  These claims are not currently expected to have a material impact on the Company’s financial position.

Commitments

There have been no additional significant changes in the Company’s expected future commitments, and the timing of those payments, since December 31, 2014.

18. OTHER INCOME

	Three months ended March 31
	2015	2014
Pipeline and customer treating tariffs	15	17
Investment income	2	8
Interest on loan to TSEUK (note 5)	5	8
Marketing and other income	18	15
	40	48

19. OTHER EXPENSES, NET

	Three months ended March 31
	2015	2014
Foreign exchange gain	(23)	(6)
Restructuring	12	3
Other miscellaneous	28	11
	17	8

20. INCOME TAXES

Current Income Tax Expense

	Three months ended March 31
	2015	2014
North America	(8)	(1)
Southeast Asia	67	116
North Sea	(1)	-
Other	11	16
Total	69	131

Deferred Income Tax (Recovery) Expense

	Three months ended March 31
	2015	2014
North America	(29)	52
Southeast Asia	(26)	(9)
North Sea	27	(84)
Other	(4)	10
Total	(32)	(31)

21. SUPPLEMENTAL CASH FLOW

Items Not Involving Cash

	Three months ended March 31
	2015	2014
Depreciation, depletion and amortization	454	469
Impairment	53	130
Dry hole	13	16
Share-based payments recovery	(4)	(31)
Gains (loss) on disposals	5	(559)
Unrealized loss on held-for-trading financial instruments	313	3
Deferred income tax recovery	(32)	(31)
Foreign exchange	(18)	(5)
(Income) loss from joint ventures, after tax	207	(6)
Other	7	7
	998	(7)

Other Cash Flow Information

	Three months ended March 31
	2015	2014
Cash interest paid	54	53
Cash interest received	-	23
Cash income taxes paid	72	181

22. CASH AND CASH EQUIVALENTS

Of the cash and cash equivalents balance of $182 million (December 31, 2014 - $262 million), $172 million (December 31, 2014 - $262 million) has been invested in bank deposits and the remainder in highly rated marketable securities with original maturities of less than three months.

23. INTERESTS IN SUBSIDIARIES

The interim condensed Consolidated Financial Statements include the financial statements of Talisman Energy Inc. and its directly or indirectly owned subsidiaries.  Transactions between subsidiaries are eliminated on consolidation.  The following table lists the material operating subsidiaries owned directly or indirectly by Talisman as at March 31, 2015:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Talisman Energy Canada¹	Alberta	100%
Talisman Energy USA Inc.	Delaware	100%
Talisman Alberta Shale Partnership	Alberta	100%
Talisman Energy Norge AS	Norway	100%
Talisman (Corridor) Ltd.	Barbados	100%
Talisman (Vietnam 15-2/01) Ltd.	Alberta	100%
Talisman Malaysia Limited	Barbados	100%
Talisman Malaysia (PM3) Limited	Barbados	100%
Talisman (Algeria) B.V.	The Netherlands	100%

1.	Talisman Energy Canada is an Alberta general partnership which currently carries on substantially all of Talisman’s conventional Canadian oil and gas operations.

24. SEGMENTED INFORMATION

Talisman's activities are conducted in four geographic segments: North America, the North Sea, Southeast Asia and Other. The North America segment includes operations and exploration in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam, Papua New Guinea and in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK and Norway. The Company also has non-operated production in Algeria, operations and exploration activities in Colombia, and exploration activities in the Kurdistan Region of Iraq. Furthermore, the Company is in the process of exiting Peru. For ease of reference, all of the activities in Algeria, Colombia, Peru and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America (1)		Southeast Asia (2)		North Sea (3)		Other (4)		Total
	Three months ended March 31,		Three months ended March 31,		Three months ended March 31,		Three months ended March 31,		Three months ended March 31,
(millions of US$)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Revenue
Sales	244	532	324	541	61	164	36	50	665	1,287
Other income	22	20	1	1	5	9	12	18	40	48
Income (loss) from joint ventures, after tax	-	-	-	-	(206)	(17)	(1)	23	(207)	6
Total revenue and other income	266	552	325	542	(140)	156	47	91	498	1,341
Segmented expenses
Operating	127	134	109	122	46	98	15	7	297	361
Transportation	28	21	15	15	4	7	7	6	54	49
DD&A	257	266	138	116	43	77	16	10	454	469
Impairment	-	-	48	-	5	130	-	-	53	130
Dry hole	-	-	(1)	17	-	(1)	14	-	13	16
Exploration	2	6	18	17	2	13	4	16	26	52
Other	29	9	2	1	2	(1)	7	5	40	14
Total segmented expenses	443	436	329	288	102	323	63	44	937	1,091
Segmented income (loss) before taxes	(177)	116	(4)	254	(242)	(167)	(16)	47	(439)	250
Non-segmented expenses
General and administrative									86	105
Finance costs									91	91
Share-based payments recovery									(3)	(32)
Currency translation									(23)	(6)
(Gain) Loss on held-for-trading financial instruments									(193)	60
(Gain) Loss on disposals									5	(559)
Total non-segmented expenses									(37)	(341)
Income (loss) before taxes									(402)	591
Capital expenditures
Exploration	26	14	5	29	-	7	13	49	44	99
Development	172	314	38	78	23	45	9	5	242	442
Exploration and development	198	328	43	107	23	52	22	54	286	541
Proceeds on dispositions									-	(1,340)
Other non-segmented									3	4
Net capital expenditures									289	(795)
Property, plant and equipment	6,252	6,321	2,081	2,223	233	256	259	264	8,825	9,064
Exploration and evaluation assets	1,364	1,345	665	667	120	125	404	407	2,553	2,544
Goodwill	110	110	169	169	-	-	-	-	279	279
Investments in joint ventures	-	-	-	-	-	-	522	523	522	523
Other	649	555	650	740	1,958	2,051	229	301	3,486	3,647
Segmented assets	8,375	8,331	3,565	3,799	2,311	2,432	1,414	1,495	15,665	16,057
Non-segmented assets									959	1,273
Total assets (5)									16,624	17,330
Decommissioning liabilities (5)	380	381	334	334	1,181	1,176	34	37	1,929	1,928

1. North America	2015	2014	3. North Sea	2015	2014	4. Other	2015	2014
Canada	114	261	UK	5	8	Algeria	24	35
US	152	291	Norway	61	165	Colombia6	23	56
Total revenue and other income	266	552	Loss from TSEUK	(206)	(17)	Total revenue and other income	47	91
Canada	2,445	2,507	Total revenue and other income	(140)	156	Algeria	215	224
US	3,807	3,814	UK	-	-	Colombia	44	40
Property, plant and equipment5	6,252	6,321	Norway	233	256	Property, plant and equipment5	259	264
Canada	896	871	Property, plant and equipment5	233	256	Colombia	206	208
US	468	474	UK	-	-	Kurdistan Region of Iraq	198	199
Exploration and evaluation assets5	1,364	1,345	Norway	120	125	Exploration and evaluation assets5	404	407
			Exploration and evaluation assets5	120	125
2. Southeast Asia	2015	2014
Indonesia	175	263	5. Current period represents balances at March 31,
Malaysia	88	154	Prior year represents balances at December 31.
Vietnam	39	102
Australia	23	23	6. Balances include after-tax equity income from Equion.
Total revenue and other income	325	542
Indonesia	926	941
Malaysia	668	698
Vietnam	275	308
Papua New Guinea	139	143
Australia	73	133
Property, plant and equipment5	2,081	2,223
Indonesia	37	37
Malaysia	44	41
Vietnam	189	191
Papua New Guinea	395	398
Exploration and evaluation assets5	665	667